

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Ezra Beyman
Chief Executive Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas, Suite 105
Lakewood, NJ 08701

      Re: Reliance Global Group, Inc.
          Registration Statement on Form S-3
          Filed October 27, 2023
          File No. 333-275190

Dear Ezra Beyman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Laura Anthony